SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                                 SEC File Number
                                                         CUSIP Number 603663 105

                                   FORM 12b-25
                                (Amendment No. 1)

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
|_| Form N-SAR
                       For Period Ended: December 31, 2008
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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Part I - Registrant Information

                    Full Name of Registrant: MINING OIL, INC.
                         Former Name if Applicable: N/A

            Address of Principal Executive Office (Street and Number)
                           1001 Fannin St., Suite 270

                            City, State and Zip Code
                              Houston, Texas 77002

Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative
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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

On March 30, 2009, the Registrant filed a Notice of Late Filing. In that Notice, the Registrant stated that it would file within the "grace period." The Registrant has not received the information necessary to complete the Form 10-K to date. The compilation, dissemination and review of the information required to be presented in the Form 10-K for the period ending December 31, 2008 cannot be completed by April 15, 2009. Registrant is awaiting delivery of financial records from a company in which it holds a material interest. The Registrant anticipates that it will file its Form 10-K shortly after it receives the financial information from the affiliate company. This affiliate company represents a major source of the reportable revenues and income.

Part IV - Other Information
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(1) Name and telephone number of person to contact in regard to this notification

              George R. Koo          (713)             658-0370
              -----------------      -----             --------
                   (Name)          (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                MINING OIL, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

April 15, 2009                   By: /s/ George R. Koo
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                                     George R. Koo, Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).